IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND

NEUBERGER BERMAN REAL               :
ESTATE INCOME FUND, INC.,           :
                  Plaintiff         :
                                    :
                  v.                :      Civil No. AMD 04-3056
LOLA BROWN TRUST NO. 1B,            :
ERNEST HOREJSI TRUST NO. 1B,        :
BADLANDS TRUST COMPANY,             :
SUSAN L. CICIORA, LARRY J.          :
DUNLAP, and STEWART HOREJSI,        :
                  Defendants        :



                               MEMORANDUM OPINION

      This securities case involves a partial tender offer by two trusts intended to effect the acquisition of just over fifty percent of the outstanding shares of an investment company, and the investment company's defensive actions taken in response, including its board's resolution opting in to the Maryland Control Share Acquisition Act ("MCSAA") and the board's adoption of a "poison pill." Defendants/counter-claimants Lola Brown Trust No. 1B and Ernest Horejsi Trust No. l B (collectively, the "Trusts"), and Badlands Trust Company, as trustee of the Trusts, moved for a speedy declaratory judgment hearing under Federal Rule of Civil Procedure 57(1) on issues related to the defensive actions undertaken by plaintiff/counter-defendant, Neuberger Berman Real Estate Income Fund, Inc. ("NRL" or the "Fund"). Specifically, the Trusts seek a declaration that the poison pill violates the Investment Company Act of 1940 and



---------------------

    (1) Federal Rule of Civil Procedure 57 provides, in pertinent part:

            The court may order a speedy hearing of an action for a declaratory judgment and may advance it on the calendar.

that the Trusts are "grandfathered" as owners of control shares and therefore not subject to voting restrictions imposed by the MCSAA. Alternatively, the Trusts moved for a preliminary injunction enjoining the NRL Board from invoking either the MCSAA or the poison pill against the Trusts.

      I held a hearing on the Trusts' motion for a declaratory judgment and/or a preliminary injunction on October 13, 2004. In an oral ruling, I denied injunctive relief, finding no danger of irreparable harm to the Trusts. For the reasons explained below, I am persuaded that the poison pill does not violate the Investment Company Act of 1940. Consequently, in view of the poison pill's validity, and the effect of its validity on the Trusts' tender offer,(2) I need not decide whether the voting restrictions imposed by the MCSAA are valid against the Trusts.

                                       I.

      NRL is a closed end investment company incorporated in Maryland. It invests primarily in real estate securities and is subject to the Investment Company Act of 1940, 15 U.S.C.ss. 80a-1 ET SEQ. (the "1940 Act"). NRL's common stock is listed and trades on the New York Stock Exchange. Neuberger Berman Management, Inc. ("NBM") acts as the investment adviser to NRL. NBM retains Neuberger Berman, LLC ("NBLLC") to serve as the sub-adviser to NRL.

      The Trusts are irrevocable grantor trusts domiciled and administered in South Dakota. The Trusts' principal business is investing in securities. Stewart Horejsi is Lola Brown's grandson and Ernest Horejsi's son and an advisor to the


---------------------

      (2) Counsel for the Trusts conceded at the hearing that if the Trusts did not prevail on both issues, the tender offer effectively would be "killed." Counsel pointed out that, assuming that the Trusts acquired fifty percent of NRL's shares, after the poison pill was triggered, the net asset value per share would drop dramatically and the value of the Trusts' investment would decline from approximately $47 million to approximately $19 million.

Trusts. Horejsi is a private investor and the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., d/b/a Stewart Investment Advisers ("SIA"). Badlands Trust Company is a trustee of the Trusts.

      On September 2, 2004, Horejsi and the Trusts jointly filed a Schedule 13D with the Securities and Exchange Commission ("SEC") stating that the Trusts had acquired approximately 10.05% of the outstanding shares of NRL. The Schedule 13D stated that the Trusts: (1) intended to acquire up to just over 50% of the outstanding shares of NRL; (2) would consider changing or expanding the investment objective of the Fund; (3) intended to replace NRL's directors; (4) intended to replace the Fund's investment adviser with BIA and SIA; and (5) intended to replace the Fund administrator with an affiliate of the Trusts. On September 10, 2004, the Trusts commenced a partial tender offer to purchase for cash up to 1,825,000 outstanding shares of common stock of NRL, so as to acquire up to 50.01% of NRL's outstanding shares. The Schedule TO filed with the SEC indicated that the Trusts had acquired an additional 8,000 shares of NRL common stock beyond that disclosed on September 2, 2004, such that the Trusts collectively owned approximately 10.22% of the outstanding shares. The offer and corresponding withdrawal rights were announced to expire at midnight on October 8, 2004. On October 4, 2004, the Trusts extended the expiration date to midnight on October 15, 2004.

      Following the Trusts' tender offer, NRL's Board formed a Special Committee of independent directors to evaluate the terms of the offer. On September 23, 2004, the Special Committee concluded that the tender offer was not in the best interests of the stockholders and so informed the Board. The Board recommended to NRL's shareholders that they reject the tender offer and not tender their shares.

      The Board then took several actions. First, the Board signed a "Common Stock Purchase Agreement," pursuant to which the Board issued 139,535 unregistered shares of NRL common stock to NBLLC for $21.50 per share, a price equal to NRL's net asset value and higher than the market price. As a result of this "Private Placement," the Trusts' ownership interest was reduced to 9.92% of NRL's voting shares. The Board then adopted a resolution, effective immediately after the issuance of the shares to NBLLC, electing the Fund to be subject to both the Maryland Control Share Acquisition Act ("MCSAA"), Md. Code Corps. & Ass'ns ss. 3-701, ET SEQ., and the Maryland Business Combination Act, Md. Code Corps. & Ass'ns ss. 3-601 ET SEQ. Under the MCSAA, any shareholder who owns "control shares"(3) (greater than 10% of the company) may not vote those shares above 10% without two-thirds approval from the other, disinterested shareholders

---------------------

      (3) Maryland Code (1975, 1999 Repl. Vol., 2003 Cum. Supp.) ss. 3-701(d)(1)
of the Corporations and Associations Article provides:

            "Control shares" means shares of stock that, except for this subtitle, would, if aggregated with all other shares of stock of the corporation (including shares the acquisition of which is excluded from "control share acquisition" in subsection (e)(2) of this section) owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, entitle that person, directly or indirectly, to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors within any of the following ranges of voting power:

               (i) One-tenth or more, but less than one-third of all voting power;

               (ii) One-third  or more,  but less than a majority  of all voting power; or

               (iii) A majority or more of all voting power.

at a Special Meeting. Md. Code (1975, 1999 Repl. Vol., 2003 Cum. Supp.) ss. 3-702(a)(1) of the Corps. & Ass'ns Article.(4)

      The Board also adopted a "Rights Agreement" or so-called "poison pill." Under the Rights Agreement, the Board declared a dividend of one "right" for each outstanding share of common stock. Each right entitles the holder to purchase from the Fund, on the "Distribution Date," three shares of common stock at a price equal to the par value ($.0001) of such shares. The Distribution Date is the tenth day following a public announcement that a person or group of affiliated persons (the "Acquiring Person") have acquired beneficial ownership of 11% or more of the outstanding shares of common stock. Prior to the Distribution Date, the rights are nontransferable, i.e., they are transferred with and only with the shares of common stock. Rights held by an Acquiring Person in excess of the rights associated with 11% of the common stock outstanding after the Distribution Date become void.

      The Board also authorized the Fund to commence a self-tender offer for 943,704 shares of common stock at a price of $20.00 per share, a price below the net asset value per share but higher than the price offered in the Trusts' tender offer.(5) The Board recommended that shareholders NOT tender into the self-tender offer and declared in a filing with the SEC that "stockholders who DO NOT tender will receive the benefit of the increase in net asset value per

---------------------

      (4) Section 3-702(a)(1) provides:

            Control shares of the corporation acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders at a meeting held under ss.ss. 3-704 of this subtitle by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

      (5) The Trusts offered to purchase shares for $19.89 per share.

share after giving effect to the self-tender offer" (emphasis added). According to NRL, the self-tender offer was "designed to provide liquidity to the Fund's stockholders, if required, without requiring them to tender" to the Trusts.

                                       II.

      The Trusts argue that NRL's poison pill is inconsistent with the plain meaning and express purposes of the 1940 Act and that the poison pill is merely a transparent attempt to do indirectly that which NRL cannot do directly. Specifically, the Trusts assert that the poison pill adopted by NRL violates three provisions of the 1940 Act: ss.ss. 18(d), 18(i), and 23(b).

      Section 18(d) provides that "[i]t shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights ... issued exclusively and RATABLY to a class or classes of such company's security holders." 15 U.S.C. ss. 80a-18(d) (emphasis added). It is the Trusts' contention that the purpose and effect of the poison pill is to treat certain shares (those above 11%) differently than other shares, and to treat certain shareholders (those owning above 11% of the company) differently than other shareholders. The Trusts concede that rights are apportioned ratably to all shareholders, but argue that the effect is the same as if the rights were issued disproportionately because when the rights become exercisable, the Acquiring Person is prohibited from exercising or trading the rights.

      Courts consistently have found that poison pills do not violate state statutes containing anti-discrimination provisions parallel to that found in ss. 18(d) of the 1940 Act. SEE, E.G., DYNAMICS CORP. OF AM. V. CTS CORP., 805 F.2d 705, 718 (7th Cir. 1986) (noting that "the poison pill will strip rights from ANY shareholder who acquires [a triggering percentage] of the shares, and [the corporation making the tender offer] is not the only shareholder who could do so") (emphasis added); GEORGIA-PACIFIC CORP. V. GREAT N. NEKOOSA CORP., 728 F. Supp. 807, 810 (D. Me. 1990) (holding that a poison pill was not illegally discriminatory, as "[t]he fact that a shareholder may take certain actions that affect its holding of the rights does not make the rights into a new class of stock"); HARVARD INDUS., INC. V. TYSON, 1986 WL 36295, at *1 (E.D. Mich. Nov. 25, 1986) ("[T]he position of the better-reasoned cases [is] that such a rights plan does not discriminate among shares but, rather, among shareholders, which is not forbidden"). The Supreme Court of Delaware held IN PROVIDENCE AND WORCESTER CO. V. BAKER, 378 A.2d 121 (Del. 1977), that voting restrictions applicable to shareholders with larger holdings are permissible and do not violate Delaware law requiring that all shares of stock within the same class have uniform voting rights.(6) The court concluded:

In the final analysis, these restrictions are limitations upon the voting rights of the stockholder, not variations in the voting powers of the stock per se. The voting power of the stock in the hands of a large stockholder is not differentiated from all others in its class; it is the personal right of the stockholder to exercise that power that is altered by the size of his holding.

ID. at 123. In REALTY ACQUISITION CORP. V. PROPERTY TRUST OF AMERICA, 1989 WL 214477 (D. Md. October 27, 1989), the court rejected the argument that the triggering of a poison pill has the effect of discriminating between shareholders  and causing  some shares not to be equal to all the other  shares.

---------------------

      (6) The corporate charter provision upheld by the court stated:

            [E]ach stockholder shall be entitled to one vote for every share of common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

ID. at *2. The court reasoned that even if an anti-discrimination provision(7) applied to rights as well as to shares, a poison pill would not violate the provision. ID.

      The Trusts' challenge to the poison pill's validity under ss. 18(d) fails. The Rights Agreement unambiguously satisfies ss. 18(d)'s requirement that rights be issued proportionately to a class or classes of shareholders. One right is attached to each share. When triggered, NRL's poison pill allows all shareholders, except the Acquiring Person, to exercise their rights. A voluntary act of a shareholder to acquire holdings above the poison pill trigger does not violate ss. 18(d)'s requirement that rights be issued RATABLY.

      Next, the Trusts argue that the rights plan violates ss. 18(i) of the 1940 Act, which requires that each share of stock have equal voting rights.(8) The Trusts argue that the Acquiring Person no longer has equal voting rights once the poison pill is triggered because the Acquiring Person, unlike all other shareholders, is prohibited from exercising the "rights" to purchase three shares at par value for every share owned. The Trusts argue that the effect is the same as if the Fund issued a class of stock with supermajority voting power.

--------------------------------------------------------------------------------

      (7) The declaration of trust in the real estate investment trust provided that every common share "shall be equal in all respects" to every other common share. REALTY ACQUISITION CORP. V. PROPERTY TRUST OF AMERICA, ET. AL, 1989 WL 214477 at *2 (D. Md. October 27, 1989).


      (8) Section 18(i) provides, in relevant part:

            Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company (except a common-law trust of the character described in section 80a-16(c) of this title) shall be a voting stock and have equal voting rights with every other outstanding voting stock.

      This argument closely resembles the first and is similarly without merit. The poison pill does not change the fact that all shares are granted equal voting rights. The triggering of the poison pill on the Distribution Date does not revoke voting rights from any shares. Although the triggering of the poison pill will result in a reduction of the Acquiring Person's ownership interest, this is an issue of dilution of economic interest and corresponding voting power and has nothing to do with the voting rights of the shares themselves.

     Finally, the Trusts argue that the poison pill violates ss. 23(b), which prohibits the sale of closed-end fund shares at less than net asset value. The poison pill does not violate ss. 23(b). Section 23(b)(4) supplies an exception to the prohibition on the sale of stock at less than net asset value where the stock is "issued in accordance with the provisions of section 80a-18(d)." As discussed above, the rights were issued in accordance with ss. 18(d); accordingly, NRL's poison pill satisfies this exception.

                                      III.

      Although I need not reach the issue of whether voting restrictions imposed by the MCSAA are effective against the Trusts, I offer some observations on the issue. The statute provides that "[c]ontrol shares of the corporation acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders at a meeting held under ss. 3-704 of this subtitle by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares." ss. 3-702(a). The statute also provides, however, that a closed end investment company's resolution to be subject to the MCSAA is ineffective with respect to "any person(9) who has become a holder of control shares before the time that the resolution is adopted." ss. 3-702(c)(4).(10) The issue is whether the Trusts are "grandfathered" by qualifying as a person "who has become a holder of control shares" before the Board's adoption of a resolution opting in to the MCSAA.

---------------------

      (9) Section 1-101 of the Corporations and Associations Article provides that a "person" includes "an individual, corporation, business trust, estate, trust, partnership, limited partnership, limited liability company, association, two or more persons having a joint or common interest, or any other legal or commercial entity." Because the Trusts are "two or more persons having a joint or common interest," they qualify as a "person" under the MCSAA.

      (10) Prior to an amendment effective June 1, 2000, the MCSAA did not apply to any corporation registered under the Investment Company Act of 1940. Effective June 1, 2000, ss. 3-702(c) provides:

            This subtitle [the MCSAA] does not apply to:

                                      * * *

            (3) A corporation registered under the Investment Company Act of 1940 as an open end investment company; or

            (4) A corporation registered under the Investment Company Act of 1940 as a closed end investment company unless its Board of Directors adopts a resolution to be subject to this subtitle on or after June 1, 2000, provided that the resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted.

      NRL asserts that it only makes sense to speak of possessing "control shares" AT THE TIME OF the opt-in and that a person "who has become a holder of control shares" must currently be a holder of control shares. NRL argues that it would be an absurd reading of the statute to interpret it so that any person who ever has held 10% of the stock AT ANY TIME prior to the opt-in resolution could claim the statutory exemption. According to NRL, such a reading of the statute would severely compromise the MCSAA's effectiveness as an anti-takeover device, for it would mean that unknown numbers of shareholders from the distant past could make hostile takeover bids and claim exemption from the statute.

      The Trusts argue that the plain meaning of the statutory exemption dictates that the voting restrictions of ss. 3-702(a) do not apply to the Trusts. The Trusts were once a holder of control shares, and the exemption applies to "any person who has become a holder of control shares." The Trusts also maintain that consideration of the statute as a whole reveals a legislative intent that those who have become control shareholders before a board opts in to the MCSAA not be affected retroactively.

      NRL's contention that a person cannot be described as a holder of "control shares" of a closed end investment company before the adoption of an opt-in resolution is contradicted by the wording of the statute itself, which declares that "a resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted." ss. 3-702(c)(4) (emphasis added). On the other hand, NRL's second, policy-driven argument is somewhat persuasive. If the statute is interpreted so that anyone who AT ANY TIME prior to the "opt-in" to the statute held 10% of a company's stock can claim exemption from the operation of ss. 3-702(a), a company will be unable to invoke the MCSAA against hostile bidders whose holdings once exceeded 10% but were diluted for any number of reasons, including, for example, a stock-for-stock merger.

      Although ultimately I draw no conclusion with respect to the proper construction of the MCSAA, the arguments advanced by the Trusts are more convincing. Under the plain language of the statute, it appears that the voting restrictions of ss. 3-702(a) do not apply to the Trusts. The Trusts owned 10.05% of NRL stock on September 2, 2004. The Board did not opt-in to the MCSAA until September 23, 2004. Thus, the Trusts should qualify as a person who HAS BECOME a holder of control shares before NRL opted in to the MCSAA. If the legislature had wanted to exempt only those who had become control shareholders and remained control shareholders at the time of the adoption of a board resolution, it could have worded the statute more precisely so that it read, "The resolution shall not be effective with respect to any person who is a holder of control shares at the time that the resolution is adopted."

      The legislative history of the MCSAA is instructive. The General Assembly was careful not to divest existing "control shareholders" of their voting rights at the time of the statute's enactment or amendment. Section 3-701(e)(2) insures that shareholders who acquired "control shares" before the enactment of the statute in 1988 are not retroactively stripped of their voting rights. When the "control shares" threshold was reduced from 20% to 10% effective June 1, 2000, the General Assembly preserved the voting status of those who held more than ten percent but less than twenty percent before that time. ss. 3-701(e)(2)(vi).

      That the legislature took pains not to take away voting rights from shareholders who, before or at the time of enactment, acquired what the statute newly defined as "control shares" is not necessarily an indicator that the legislature meant to "grandfather" any person who had only temporarily acquired control shares of a closed end investment company after June 1, 2000 and was not a control shareholder at the time of the board's "opting in." However, construing the statute to protect the Trusts' status as a "person who has become a holder of control shares before the time that the resolution is adopted" would be consistent with the entire legislative scheme which protects those who had no notice that they could be considered "control shareholders" before the time they acquired "control shares." When the Trusts first acquired control shares, NRL had not yet opted in to the MCSAA. The timing and size of the Board's Private Placement and the timing of its resolution opting in to the MCSAA demonstrate that the Trusts did not voluntarily divest themselves of control shares before the adoption of the resolution. It would seem unfair to allow NRL to invoke the MCSAA against the Trusts under these circumstances.

                                       IV.

      I note, finally, that the parties vigorously dispute the question whether each of the Trust defendants, individually, and a group including the Trust defendants and other entities and persons associated with the Trusts, constitute an "investment company" as that term is defined in the 1940 Act. SEE 15 U.S.C. ss. 80-3(a)(1)(A) (defining "investment company" as "any issuer which ... is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities"). In short, if the Trusts are investment companies, they face a statutory impediment to the consummation of their tender offer, as the 1940 Act prohibits an investment company from owning more than three percent of the shares of a registered closed end investment company. 15 U.S.C. ss. 80a-12(d)(1)(A). I need not resolve this issue at this time.
                                       V.

      For the reasons stated above, the following interlocutory declaratory judgment shall be entered by the Clerk.


Filed: October 22, 2004

                                                  /S/
                                      ----------------------------
                                      Andre M. Davis
                                      United States District Judge